06004868

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH., D.C. 153 SECTION

SEC FILE NUMBER
~~8-49857~~ 8-48957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 BROADWAY, ROOM 925
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN BOXER 212-747-0950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

48 WEST 48TH STREET	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 7 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/17/06

XA 4/26/06

OATH OR AFFIRMATION

I, ALLEN BOXER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL, LP, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RONNIE SCHWARTZ
Notary Public, State of New York
No. 24-4857167
Qualified in Kings County
Commission Expires April 28, 192006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Alexander Capital, L.P.
11 Broadway
New York, N.Y. 10004

We have audited the accompanying statement of financial conditions of Alexander Capital, L.P. as of December 31, 2005 and 2004 and the related statements of income, changes in partner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2005 and 2004 and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tamas B. Revai, C.P.A.
February 26, 2006

ALEXANDER CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITIONS
as of
December 31,

ASSETS

	2005	2004
Current Assets:		
Cash and Cash Equivalents	$ 2,059	$ 41,017
Clearing Broker Deposits	70,000	70,000
Commission Receivable	16,607	19,119
Loan Receivable	-0-	19,564
Total Current Assets	**$ 88,666**	**$ 149,700**
Furniture and Equipment (net of accumulated depreciation $3,272 in 2005 and of $1,754 in 2004)	4,541	1,855
Total Assets	**$ 93,207**	**$ 151,555**

LIABILITIES AND PARTNERS' CAPITAL

	2005	2004
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 19,323	$ 25,762
Loan Payable – Dell – Current Portion	1,404	-0-
Total Current Liabilities	**$ 20,727**	**$ 25,762**
Loan Payable – Dell – Non-Current Portion	2,716	-0-
Total Liabilities	**$ 23,443**	**$ 25,762**
Partners' Capital		
Partners' Capital	$ 69,764	$ 125,793
Total Partners' Capital	**$ 69,764**	**$ 125,793**
Total Liabilities and Partners' Capital	**$ 93,207**	**$ 151,555**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL, L.P.
CHANGES IN PARTNERS CAPITAL
as of
December 31,

	2005	2004
Partners Capital at January 1,	$ 125,793	$ 98,173
Net Income (Loss)	(55,629)	27,620
Distribution to Partner	(400)	-0-
Partners Capital at December 31,	**$ 69,764**	**$ 125,793**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL, L.P.
STATEMENT OF INCOME
For the Years Ended
December 31,

	2005	2004
Revenues:		
Commissions- Net of clearing expenses, execution charges	$ 236,626	$ 464,480
Total Revenues	**$ 236,626**	**$ 464,480**
Expenses:		
Communication	$ 22,152	$ 24,567
Depreciation	1,518	1,085
Dues and Fees	1,363	7,853
Office and Administration Expenses	15,127	23,913
Professional and Consulting Fees	24,500	96,235
Rent	30,509	27,001
Salaries and Commissions	182,163	236,065
Taxes	19,902	21,115
Total Expenses	**$ 297,234**	**$ 437,834**
Net Income/(Loss) from Operation	**$ (60,608)**	**$ 26,646**
Other Income and Loss:		
Interest Income	$ 4,979	974
Total Other Income	**$ 4,979**	**$ 974**
Net Income (Loss)	**$ (55,629)**	**$ 27,620**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended
December 31,

	2005	2004
Cash flows from operating activities:		
Net Income (Loss)	$ (55,629)	$ 27,620
Adjustments to reconcile net income/(net loss) to net cash provided by (used in) operating activities:		
Depreciation	1,518	1,085
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Clearing Broker Deposit	-0-	2,246
(Increase) in Commission Receivable	3,620	(16,297)
(Increase) Decrease in Loans Receivable	18,456	15,491
Increase in Accounts Payable Accrued Expenses	(6,439)	9,309
Increase in Loan Dell	1,404	-0-
Net cash provided by (used in) operating activities	**$ (37,070)**	**$ 39,454**
Cash Flows from Investing Activities		
Acquisition of Equipment	$ (4,204)	$ -0-
Cash Flows (used in) Investing Activities:	**$ (4,204)**	**$ -0-**
Long Term Debt	$ 2,716	$ -0-
Distribution to Partner	(400)	-0-
Total Cash provided by Financing Activities	**$ 2,316**	**$ -0-**
Increase (Decrease) in Cash	**$ 38,958**	**$ 39,454**
Cash - Beginning of year	$ 41,017	$ 1,563
Cash - End of Year	**$ 2,059**	**$ 41,017**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Organization:

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

On January 15, 2003 Nicolas Bornozis agreed to sell his 100% interest in both Alexander Capital, L.P. and Alexander Capital Holdings, Inc, a 1% partner in Alexander Capital, L.P., to Allen Boxer. On August 13, 2003 the NASD granted Alexander Capital, L.P.' continuance in membership.

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Use of Estimates:

Management of the Partnership uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Deposits with Clearing Brokers:

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company reached agreement with National Financial Services to clear all securities through their facilities. As of December 31, 2005 security balance was $70,000.

Liabilities Subordinated to Claims of General Creditors:

At December 31, 2005 and 2004 the Company had no liabilities subordinated to claims of General creditors.

Net Capital Required:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

Tamas B. Revai, C.P.A

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

At December 31, 2005 the Partnership had net capital of $64,115 which was $59,115 in excess of its required net capital of $5,000. The Partnerships' net capital ratio was .37 TO 1.00.

Tamas B. Revai, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a – 5

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

We have audited the financial statements of Alexander Capital, L.P. as of and for the year ended December 31, 2005 and have issued our report thereon February 26, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commssion. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 26, 2006

Tamas B. Revai, C.P.A.

SCHEDULE I

ALEXANDER CAPITAL, L.P.

BASIC NET CAPITAL REQUIREMENT

UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

as of

December 31,

	2005	2004
Net Capital:		
Total partners' capital, qualified for net capital	$ 69,764	$ 125,793
Add: Liabilities subordinated to claims of general creditors, allowable in computation of net capital	-0-	-0-
Total Capital and allowable subordinated liabilities	$ 69,764	$ 125,793
Less: Non-allowable Assets		
Other Receivables	(1,108)	(19,564)
Fixed Assets	(4,541)	(1,855)
Net Capital	**$ 64,115**	**$ 104,374**
Aggregate Indebtedness:		
Accrued Expenses and Taxes	$ 19,323	$ 25,762
Loan Payable	4,120	-0-
Total Aggregate Indebtedness	$ 23,443	$ 25,762
Computation of Basic Net Capital Requirements:		
Minimum Capital Required	$ 1,563	$ 1,717
Minimum dollar Net Capital Requirement	**$ 5,000**	**$ 5,000**
Excess Net Capital	**$ 59,115**	**$ 99,374**
Excess Net Capital at 1000%	$ 61,771	$ 101,798
Ratio: Aggregate Indebtedness to Net Capital	.37 to 1.00	.25 to 1.00
Percentage Debt to Debt/Equity	N/A	N/A

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL L.P.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR THE QUARTER ENDED DECEMBER 31, 2005 and FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

Net Capital, as reported in Company's FOCUS REPORT at December 31, 2005	$ 64,114
Audit adjustment:	
Taxes paid for partner of $400.00 decreased the loss, And reported as distribution to the partner	-0-
Rounding	1
Net Capital	**$ 64,115**

Tamas B. Revai, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the consolidated financial statements of Alexander Capital, L.P. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.
Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alexander Capital, L.P., that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) conducting the daily business and keeping records as required by rule 15c3-1(a)(2)(vi).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.
This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Tamas B. Revai, C.P.A.